UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
____________________

GAMING PARTNERS INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

36467A107
(CUSIP Number)

Michael T. Raymond
Dickinson Wright, PLLC
2600 W. Big Beaver Rd., Suite 300
Troy, Michigan 48084-3312
248-433-7274

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2012 (See Item 4)
(Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Enclave Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	42,000 shares
	9.	SOLE DISPOSITIVE POWER	shares
	10.	SHARED DISPOSITIVE POWER	42,000 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.5%
14.	00

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Jeffrey Gerstel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	42,000 shares
	9.	SOLE DISPOSITIVE POWER	shares
	10.	SHARED DISPOSITIVE POWER	42,000 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.5%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON: Jesse R. Gerstel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	14,800 shares
	8.	SHARED VOTING POWER	45,500 shares
	9.	SOLE DISPOSITIVE POWER	14,800 shares
	10.	SHARED DISPOSITIVE POWER	45,500 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,300 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	.7%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON: Eileen Gerstel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,500 shares
	8.	SHARED VOTING POWER	3,500 shares
	9.	SOLE DISPOSITIVE POWER	1,500 shares
	10.	SHARED DISPOSITIVE POWER	3,500 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	.1%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Warren S. Spivak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	332,724 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	332,724 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,724 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	4.1%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Lewis Roger Felder MD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	75,824 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	75,824 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,824 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.9%
14.	IN

Item 1.  Security and Issuer

No material changes from the Schedule 13D filed by the Reporting Persons on February 2, 2012.

Item 2.  Identity and Background

No material changes from the Schedule 13D filed by the Reporting Persons on February 2, 2012.

Item 3.  Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on February 2, 2012.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons continuously evaluate and reevaluate their respective investments in the Shares.

The Reporting Persons have agreed to act in concert with the common purpose of assessing whether the Issuer's management and Board of Directors are currently acting in the best interests of the shareholders and to potentially develop and recommend various courses of action for consideration by the Issuer’s management and Board of Directors that the Reporting Persons believe will maximize shareholder values.

In view of the management deficiencies noted in prior correspondence and consistent with the Reported Person’s stated purpose, Enclave Asset Management, LLC submitted a Notice of Nomination to the Corporate Secretary of the Issuer in accordance with Section 1.8 of the Issuer’s Bylaws on February 9, 2009. The Notice of Nomination proposes five candidates with exceptional gaming industry credentials and experience for nomination to the Board of Directors.  The stockholder nominees have a combined experience of over 100 years in the gaming industry, including but not limited to, top-level executive experience in casino-related operations, publishing a leading business-to-business casino-related news service, and extensive experience in the design and implementation of table gaming systems and smart table technology.  In view of these strong backgrounds, the Reporting Persons anticipate that the Nominating Committee of the Board of Directors will include these candidates on the ballot for consideration at the Company’s 2012 Annual Meeting of Stockholders.

The Reporting Persons are not soliciting proxies for election of the stockholder nominees or to contest the election of persons nominated by the Company, but reserve the right to do so at a future date.

The Reporting Persons reserve the right to continue to be in contact with the Board of Directors and management of the Issuer and other significant and principal shareholders of the Issuer regarding strategies and alternatives that the Issuer might pursue to maximize shareholder values.

The Reporting Persons reserve the right to effect transactions, by acquisition(s) or disposition(s) of Shares or otherwise, which would change the number of Shares that they currently beneficially own as a group.

The Reporting Persons reserve the right to act in concert with other shareholders of the Issuer for a common purpose, including but not limited to recommending various courses of action for consideration by the Issuer’s management and Board of Directors and other shareholders.

Item 5.  Interest in Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on February 2, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on February 2, 2012.

Item 7. Material to be Filed as Exhibits.

No material changes from the Schedule 13D filed by the Reporting Persons on February 2, 2012.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Enclave Asset Management LLC

By:	/s/ Jeffrey Gerstel	February 10, 2012
Jeffrey Gerstel, Managing Partner

	/s/ Jeffrey Gerstel	February 10, 2012
Jeffrey Gerstel

	/s/ Jesse R. Gerstel	February 10, 2012
Jesse R. Gerstel

	/s/ Eileen Gerstel	February 10, 2012
Eileen Gerstel

	/s/ Warren Spivak	February 10, 2012
Warren Spivak

	/s/ Lewis Roger Felder MD	February 10, 2012
Lewis Roger Felder MD